UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

       DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 30, 2006

VIA U.S. MAIL

Mr. Donald Morrison
President
Rodinia Minerals, Inc.
595 Howe Street, Suite 600
Vancouver, British Columbia, V6C 2T5

      Re:	Rodinia Minerals, Inc.
		Amendment No. 5 to Registration Statement on Form 20-F
      Filed August 4, 2006
		File No. 0-51389

Dear Mr. Morrison:

      We have reviewed your response letter dated August 3, 2006, the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-FR amendment 4

1. Please confirm that you have not incurred any capital expenditures in 2006. If you have, please update your registration statement consistent with Item 4.A.5. of Form 20-F.


Forward-Looking Statements, page 3

2. We note your response to prior comment 3 and reissue the comment in part. We note your disclosure on page 51 in that regard.

Related Party Transactions, page 61

3. Please identify by name those persons and entities who are counterparties in the related party transactions.

Financial Statements, page 78

Note 6 - Share Capital, page 92
4. We noted your response to prior comment 18, and that you have revised the total 2005 share capital amount presented in the table to be $17,743,495, which now corresponds with the amount reflected in your consolidated balance sheet. However, your revision does not appear to reflect a corresponding offsetting adjustment to the 2005 activity presented in the table, as the summation of the column does not appear to mathematically agree with the revised 2005 total.
We
again suggest that you re-verify the accuracy of your financial statements in their entirety.

Exhibit 23.1
5. We again note that you included an updated consent from your current auditor, Manning Elliott, to your use of their report on your
2005 audited financial statements, in response to prior comment
23.
However, it again appears that you have not provided an updated consent from your prior auditor, N.I. Cameron Inc., related to their report on your 2004 and 2003 audited financial statements. Please obtain and include an updated consent from both your current and prior auditors and file them with your next amendment.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	J. Briner
      C. Moncada-Terry
      T. Levenberg
      D. Delaney
Mr. Donald Morrison
Rodinia Minerals, Inc.
August 30, 2006
Page 2